FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,089,288	474,972

4	Total consideration paid or payable for the shares	$442,241,101	$19,567,374

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.31	highest price paid: $41.44
		date: 6-Feb-07

		lowest price paid: $37.87	lowest price paid: $40.90
		date: 29 Nov 06
			highest price allowed under rule 7.33: $43.02

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$38,191,524.56

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 12/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,564,260	418,680

4	Total consideration paid or payable for the shares	$461,808,475	$17,178,315

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44	highest price paid: $41.20
		date: 9-Feb-07

		lowest price paid: $37.87	lowest price paid: $40.91
		date: 29 Nov 06
			highest price allowed under rule 7.33: $43.10

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$721,013,209.77

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 13/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,982,940	384,284

4	Total consideration paid or payable for the shares	$478,986,790	$15,813,210

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44	highest price paid: $41.29
		date: 9-Feb-07

		lowest price paid: $37.87	lowest price paid: $40.94
		date: 29 Nov 06
			highest price allowed under rule 7.33: $43.15

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$705,200,000.02

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 14/2/07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,367,224	316,140

4	Total consideration paid or payable for the shares	$494,800,000	$12,979,602

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44	highest price paid: $41.46
		date: 9-Feb-07

		lowest price paid: $37.87	lowest price paid: $40.92
		date: 29 Nov 06
			highest price allowed under rule 7.33: $43.11

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$692,220,398.11

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 15/2/07

Print name:	MICHAELA J HEALEY, Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,683,364	361,115

4	Total consideration paid or payable for the shares	$507,779,601.88	$14,768,628.48

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44	highest price paid: $41.06
		date: 09-Feb 07

		lowest price paid: $37.87	lowest price paid: $40.70
		date: 29 Nov 06
			highest price allowed under rule 7.33: $43.01

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$677,451,769.63

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 20 Feb 07

Print name:	BRENDAN T CASE, Associate Company Secretary

== == == == ==

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,044,479	381,384

4	Total consideration paid or payable for the shares	$522,548,230.36	$15,528,964.88

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44	highest price paid: $40.80
		date: 09-Feb 07

		lowest price paid: $37.87	lowest price paid: $40.63
		date: 29 Nov 06
			highest price allowed under rule 7.33: $42.99

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$661,922,804.76

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 21 Feb 07

Print name:	BRENDAN T CASE, Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,425,863	463,058

4	Total consideration paid or payable for the shares	$538,077,195.24	$18,778,946.74

Before previous day

Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44 date: 09 -Feb 07	highest price paid: $40.70

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.45 highest price allowed under rule 7.33: $42.89

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$634,977,338.02

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 22 Feb 07

Print name:	BRENDAN T CASE. Associate Company Secretary

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement
Thursday 22 February 2007

Attached is a statement made by Standard and Poor’s today.

Michaela J Healey

Group Company Secretary

Ratings On Four Major Australian Banks Raised On Strengthening Financial Profiles; Off Watch Positive

Melbourne, Feb. 22, 2007—Standard & Poor’s Rating Services said today that it had raised its long-term credit ratings to ‘AA’ from ‘AA-’ on Australia and New Zealand Banking Group Ltd., Commonwealth Bank of Australia Ltd., National Australia Bank Ltd., Westpac Banking Corp. Ltd., and their subsidiaries. At the same time, the ratings were removed from CreditWatch with positive implications, where they were placed on Nov. 8, 2006. The bank fundamental strength ratings of all the four major Australian banks have also been raised to ‘A’ from ‘B+’, while their short-term ratings were affirmed at ‘A-1+’. The outlook for each entity is stable.

“A common theme across the major Australian banks is the progressive structural strengthening of financial profiles, as well as continued development of their risk-management capabilities,” said Standard & Poor’s credit analyst Craig Bennett of the Financial Services Ratings group. The underlying strength in earnings reflects the banks’ very good asset quality, strong operational efficiency, and sound and emerging product diversity. While at various stages of progress, each of the major banks is committed to the Basel II accreditation process and is already leveraging increased information derived from this process.

“Compared with their global peers, the major Australian banks are reliant on a few geographic markets, which lessens their ability to withstand shocks,” added Mr. Bennett. Another moderating factor on the rating is the limited opportunity for retail funding growth across the industry, which heightens the banks’ reliance on wholesale funding markets. These factors are expected to undermine the banks’ strategic flexibility in the event of a market disruption, and limit the credit ratings to the current level.

The ratings on the following group entities of the major Australian banks have also been raised (new ratings in brackets), based on the improved ratings of their respective parents:

Australia and New Zealand Banking Group: ANZ National Bank Ltd. (AA/Stable/A-1+), Esanda Financial Corp. Ltd. (AA/Stable/A-1+), UDC Finance Ltd. (AA/Stable/A-1+)

Commonwealth Bank of Australia Group: ASB Bank Ltd. (AA/Stable/A-1+), CBFC Ltd. (AA/Stable/A-1+), Colonial Holding Co. Ltd. (AA-/Stable/A-1+), Colonial Mutual Life Assurance Society Ltd. (The) (AA/Stable/—)

National Australia Bank Group: Bank of New Zealand Ltd. (AA/Stable/A-1+), Clydesdale Bank PLC (AA-/Stable/A-1+), MLC Lifetime Co. Ltd. (AA/Stable/—), MLC Ltd. (AA/Stable/—), and National Wealth Management Holdings Ltd. (AA-/Stable/A-1+)

Westpac Group: Westpac Europe Ltd. (AA/Stable/A-1+), Westpac Life-NZ-Ltd. (AA/Stable/—), Westpac New Zealand Ltd. (AA/Stable/A-1+)

About Standard & Poor’s

Standard & Poor’s, a division of The McGraw-Hill Companies (NYSE:MHP), is the world’s foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor’s is an essential part of the world’s financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au.

For more information contact:

Craig Bennett, Financial Services Ratings	Sharon Beach, Media
(61) 3 9631 2098 Tel	(61) 3 9631 2152 Tel
Sharad Jain, Financial Services Ratings
(61) 3 9631 2077 Tel
Mark Legge, Financial Services Ratings
(61) 3 9631 2041
Derryl D’Silva, Financial Services Ratings
(61) 3 9631 2106

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,888,921	200,000

4	Total consideration paid or payable for the shares	$556,856,141.98	$8,166,520.00

Before previous day

Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44 date: 09 -Feb 07	highest price paid: $41.08

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.61 highest price allowed under rule 7.33: $42.77

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$634,977,338.02

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 23 Feb 07

Print name:	BRENDAN T CASE. Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,088,921	423,000

4	Total consideration paid or payable for the shares	$565,022,661.98	$17,488,046.70

Before previous day

Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.44 date: 09 -Feb 07	highest price paid: $41.45

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $41.25 highest price allowed under rule 7.33: $42.80

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$617,489,291.32

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 26 Feb 07

Print name:	BRENDAN T CASE. Associate Company Secretary

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

Before previous day

Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,511,921	400,000

4	Total consideration paid or payable for the shares	$582,510,708.68	$16,434,680.00

Before previous day

Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.45 date: 23 -Feb 07	highest price paid: $41.16

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $40.92 highest price allowed under rule 7.33: $42.92

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$601,054,611.32

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 27 Feb 07

Print name:	BRENDAN T CASE. Associate Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: 16 February 2007	Name:	Michaela J Healey
	Title:	Company Secretary